EXHIBIT (a)(5)(G)
L.B. Foster and Portec Rail Products Announce Preliminary Injunction Enjoining Tender Offer
PITTSBURGH, PA (April 22, 2010) — L.B. Foster Company (“L.B. Foster”, Nasdaq: FSTR) and Portec Rail Products, Inc. (“Portec”, Nasdaq: PRPX) today announced that on April 21, 2010 the Court of Common Pleas of Allegheny County, Pennsylvania issued a preliminary injunction enjoining the completion of L.B. Foster’s tender offer to acquire all of Portec’s issued and outstanding common stock. L.B. Foster and Portec are reviewing the Court’s opinion with their advisors to determine a future course of action.
L.B. Foster Company is a leading manufacturer, fabricator, and distributor of products for the rail, construction and utility and energy markets with approximately 30 locations throughout the United States.
Established in 1906, Portec has served both domestic and international rail markets by manufacturing, supplying and distributing a broad range of rail products, rail anchors, rail spikes, railway friction management products and systems, rail joints, railway wayside data collection and data management systems and freight car securement systems. Portec also manufactures material handling equipment for industries outside the rail transportation sector through its United Kingdom operation. Portec operates through its four global business segments: Railway Maintenance Products (Salient Systems), Shipping Systems, Portec Rail Nova Scotia Company in Canada (Kelsan friction management, rail anchor and spike products), and Portec Rail Products, Ltd. in the UK (material handling and Coronet Rail products). Portec Rail Products is headquartered in Pittsburgh, PA.

Contact information:	L.B. Foster:	Portec Rail Products, Inc.
	David Voltz (412) 928-3431	Rich Jarosinski
	dvoltz@lbfosterco.com	(412)782-6000 X4230